CUTERA

WORLD HEADQUARTERS
3240 Bayshore Boulevard, Brisbane, CA 94005 USA
Phone: 415-657-5500 | Fax: 415-330-2444 | www.cutera.com

Confidential

Via email

July 19, 2017

Michael Karavitis
1851 Pescadores Avenue
San Pedro, CA 90732
michael@femtokings.com

Dear Michael:

It is with great pleasure that we extend this offer letter to you to join Cutera, Inc. We believe that your skills and knowledge will prove helpful in growing our Company.

Salary and position: Your position will be **EVP, Chief Technology Officer** and your start date will be no later than **September 1, 2017,** reporting to James Reinstein, CEO. Your base salary will be $**300,000.00** per year, prorated to your date of hire.

You are eligible to participate in the Company's Management Bonus Plan, your target is 35% of base salary, pro-rated to your date of hire. You will also be eligible to participate in our discretionary profit sharing plan. *(The existence and amount paid, if any, under this discretionary plan will at all times remain subject to Cutera's sole discretion. Any payment ever made under this discretionary plan does not guarantee any further payment.)*

This offer and your employment are contingent upon completion of a satisfactory background check. In addition, to comply with federal law, the Company needs proof of your eligibility to work in the United States by providing original documents as noted on the back of the "Employment Eligibility Verification" form. Please bring these documents on your start date.

Equity Grant: Subject to board approval, the Company will grant you the following equity awards:

> **Stock options:** Option to purchase **20,000 shares** of its common stock at the fair market value at the time of the grant. These options would vest over a four-year period.
>
> **RSUs: 5,000 RSUs** of its restricted stock units which will vest over a four year period, commencing from your hire-on date, consistent with the Company's normal vesting program.

Benefits: The Company provides competitive benefits including medical, dental, vision, EAP, flexible spending, 401(k) retirement savings, ESPP and life insurance.

Paid Time Off (PTO): The Company offers a flexible plan for personal time, whether it is for vacation or sick leave. New full-time employees are entitled to 15 days of PTO per year (PTO hours are accrued per pay period). The PTO accrual amount increases by one day for every year of service up to 19 days of PTO per year. Details of the plan are fully defined in the Company's Employee Handbook.

Change of Control and Severance Agreement (the "Severance Agreement"):
Attached as an exhibit to this offer letter is a Severance Agreement that sets forth the detailed benefits that you will be entitled to receive in the event of a termination of your employment under certain circumstances. The following is a summary of the key severance benefits.

If you are terminated without cause, or resign for "good reason," ***in connection with a Conge of Control ("COC")*** and the termination occurs within the period beginning three (3) months before, and ending twelve (12) months after the date of the COC, then you will receive a lump-sum payment of:

- Fifty percent (50%) of your annual base salary;
- Fifty percent (50%) of your annual target bonus; and
- Vesting acceleration of 100% of your unvested equity awards granted through the date of termination.

Please note that all severance and COC benefits are subject to you signing and delivering a release of claims with Cutera that becomes effective within 60 days of your termination.

At Will Employment: You understand and acknowledge that your employment with the Company is for an unspecified duration and constitutes "at-will" employment. This means that the Company or you may terminate this employment relationship at any time, with or without cause and with or without notice. The at-will nature of this employment relationship cannot be modified except expressly in a signed writing by the Company's president.

Proprietary Information Agreement: As a condition of your employment, you must sign the Company's standard Employee Proprietary Information Agreement. This offer letter, and the Employee Proprietary Information Agreement, constitute the entire agreement between the Company and you relating to your employment with the Company, and supersede all prior and contemporaneous discussions and understandings.

New Hire Benefits Package: A new hire benefits package will be sent to you separately through our Employee Human Resource System, BambooHR. Please complete the forms included on the "New Hire Checklist" by your first day.

New Hire Orientation: Your new hire orientation will occur at **9:30 am PST** on your start date in our headquarter office located in Brisbane, California. Please complete the forms enclosed in your new hire package online prior to your schedule orientation. In addition, please bring applicable original documents as listed on the "Employment Eligibility Verification" form.

This offer will remain open until **5:00 p.m. PST on July 21, 2017.** We believe that your enthusiasm and past experience will be an asset to our Company and that you will have a positive impact on the organization. Please acknowledge your acceptance of this offer by signing below and emailing this letter to me: jreinstein@cutera.com by the stated deadline. We are looking forward to you joining the Cutera team!

Sincerely,

James Reinstein
President & CEO

Offer Accepted:

07/19/17

Michael Karavitis Date